SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Fushi Copperweld, Inc.

(Name of the Issuer)

Fushi Copperweld, Inc.
Green Dynasty Holdings Limited

Green Dynasty Limited

Green Dynasty Acquisition, Inc.
Li Fu

Wise Sun Investments Limited

Xin Liu

Yuyan Zhang

Abax Lotus Ltd.

Abax Global Opportunities Fund

Abax Upland Fund LLC

Abax Arhat Fund

Abax Claremont Ltd.

AGC Asia 6 Ltd.

AGC China Ltd.
Abax Global Capital

Abax Global Capital (Hong Kong) Limited

Xiang Dong Yang
(Names of Persons Filing Statement)

Common Stock, $0.006 par value per share
(Title of Class of Securities)

36113E107
(CUSIP Number of Class of Securities)

Fushi Copperweld, Inc. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu Bing 2 Beijing, PRC 100027 Attention: Li Fu (615) 377-4183	Li Fu Wise Sun Investments Limited Xin Liu Yuyan Zhang c/o Fushi Copperweld, Inc. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu Bing 2 Beijing, PRC 100027 Attention: Li Fu +86 10-8441-7742

Abax Lotus Ltd.

Abax Global Opportunities Fund

Abax Upland Fund LLC

Abax Arhat Fund

Abax Claremont Ltd.

AGC Asia 6 Ltd.

AGC China Ltd.

Abax Global Capital

Abax Global Capital (Hong Kong) Limited

Xiang Dong Yang
Two International Finance Centre

Suite 6708, 8 Finance Street, Central

Hong Kong

+852 3602 1800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

Copies to:

Mitchell S. Nussbaum, Esq. David C. Fischer, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Michael V. Gisser, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing, PRC 100004 +86 10-6535-5599

Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong +852 3476 9088

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$366,344,204	$41,983.05

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee was determined based upon the sum of (A) 27,135,641 shares of Common Stock multiplied by $9.50 per share, (B) options to purchase 448,345 shares of Common Stock with an exercise price of less than $9.50 multiplied by $1.77 (which is the difference between $9.50 and the weighted average exercise price of such options of $7.73 per share), (C) 72,667 nonvested shares of Common Stock which will vest at the effective time of the merger multiplied by $9.50 per share and (D) 11,270,706 shares of Common Stock multiplied by $9.50 per share, representing shares of Common Stock to be contributed to the acquiring entity in the transactions described on this schedule.

**	The amount of the filing fee is calculated in accordance with Rule 0-11(b)(1) under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, was calculated by multiplying the Transaction Valuation by 0.00011460

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,970
Form or Registration No.: Schedule 14A
Filing Party: Fushi Copperweld, Inc.
Date Filed: August 13, 2012

Amount Previously Paid: $13.05
Form or Registration No.: Schedule 14A
Filing Party: Fushi Copperweld, Inc.
Date Filed: October 9, 2012

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Introduction

This Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Fushi Copperweld, Inc., a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.006 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Green Dynasty Holdings Limited, a Cayman Islands exempted company (“Holdco”); (c) Green Dynasty Limited, a Cayman Islands exempted company wholly owned by Holdco (“Parent”); (d) Green Dynasty Acquisition, Inc., a Nevada corporation wholly owned by Parent (“Merger Sub”); (e) Li Fu; (f) Wise Sun Investments Limited (“Wise Sun”); (g) Xin Liu; (h) Yuyan Zhang; (i) Abax Lotus Ltd. (“Abax Lotus”); (j) Abax Global Opportunities Fund (“Global Fund”); (k) Abax Upland Fund LLC (“Upland”); (l) Abax Arhat Fund (“Arhat”); (m) Abax Claremont Ltd. (“Upland Managing Member”); (n) AGC Asia 6 Ltd. ("AGC Asia 6"); (o) AGC China Ltd. (“AGC China”); (p) Abax Global Capital (“AGC”); (q) Abax Global Capital (Hong Kong) Limited (“Abax HK”); and (r) Xiang Dong Yang (together with Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC Asia 6, AGC China, AGC and Abax HK, the “Abax Parties”).

On June 28, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Holdco, Parent, and Merger Sub, providing, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. Prior to the effective time of the merger, (i) each of Li Fu, Yuyan Zhang, Xin Liu, Wise Sun and Abax Lotus (collectively, the “Buyer Group”) will contribute the shares of Common Stock beneficially owned by them (the “Buyer Group Shares”) to Parent in exchange for newly-issued ordinary shares of Holdco pursuant to a contribution agreement, dated June 28, 2012, among Holdco, Parent and each member of the Buyer Group (the “Rollver Transaction”). At the effective time of the merger, Parent and Merger Sub will be beneficially owned by the Buyer Group.

If the merger is completed, the Company will continue its operations as a privately-held company and will be beneficially owned by the Buyer Group, and the Company’s shares will no longer be listed on the NASDAQ Global Select Market.

At the effective time of the merger, each share of Company common stock issued and outstanding immediately prior to the effective time will no longer be outstanding and will be cancelled and cease to exist and will be converted automatically into the right to receive the merger consideration of $9.50 in cash, other than shares which are held in the treasury of the Company or owned, directly or indirectly, by Parent, Holdco, Merger Sub, or any wholly-owned subsidiary of the Company. Any shares held in the treasury of the Company or owned, directly or indirectly, by Parent, Holdco, Merger Sub, or any wholly-owned subsidiaries of the Company immediately prior to the effective time will be automatically cancelled and will cease to exist, but no consideration will be delivered in exchange for these shares. No merger consideration will be paid for shares owned by members of the Buyer Group that are contributed to Parent as part of the Rollover Transaction. Each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time of the merger will be converted into and become one validly issued, fully paid, and nonassessable share of common stock of the surviving corporation.

Immediately prior to the effective time of the merger, each then-outstanding option to purchase shares of Company common stock granted under any equity plan of the Company, whether or not vested or exercisable, will become fully vested and exercisable (contingent upon the occurrence of the merger) and will be converted into the right to receive, and the Company will pay to each such individual holder, at or promptly after the effective time of the merger, an amount in cash equal to the product of (i) the excess, if any, of the merger consideration of $9.50 per share over the applicable exercise price per share of such stock option and (ii) the number of shares of Company common stock such holder could have purchased had such holder exercised such stock option in full immediately prior to the effective time of the merger.

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Immediately prior to the effective time of the merger, each then-outstanding restricted share granted under any equity plan of the Company, will vest in full, contingent upon the occurrence of the merger (and all restrictions thereon will immediately lapse), and be converted into the right to receive at the effective time an amount in cash equal to $9.50.

Concurrently with the filing of this Schedule 13E-3, the Company is filing a definitive proxy statement (the “Definitive Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the Company’s Board of Directors will be soliciting proxies from stockholders of the Company in connection with the merger. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Definitive Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Definitive Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Definitive Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Definitive Proxy Statement.

All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person, and no Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1. Summary Term Sheet.

The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

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Item 2.       Subject Company Information.

(a)	Name and Address: The name of the Company is Fushi Copperweld, Inc., a Nevada corporation. The Company’s principal executive offices are located at TYG Center Tower B, Suite 2601, Dongsanhuan Bei Lu, Bing 2, Beijing, PRC 100027, telephone, (615) 377-4183.

(b)	Securities: The class of securities to which this Schedule 13E-3 relates is common stock, par value $0.006 per share, of the Company, of which 38,405,892 shares were issued and outstanding as of October 17, 2012 .

(c)	Trading Market and Price : The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Market Price of the Company’s Common Stock and Dividend Information”

(d)	Dividends : The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Market Price of the Company’s Common Stock and Dividend Information”

(e)	Prior Public Offerings : The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in Common Stock”

(f)	Prior Stock Purchases: The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in Common Stock”

“Important Information Regarding the Company—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

Item 3.       Identity and Background of Filing Person.

(a)

Name and Address : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties Involved in the Merger”

“Parties Involved in the Merger”

“Important Information Regarding the Company —Directors and Executive Officers of the Company”

(b)

Business and Background of Entities : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties Involved in the Merger”

“Parties Involved in the Merger”

“Important Information Regarding the Company —Directors and Executive Officers of the Company”

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(c)

Business and Background of Natural Persons : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties Involved in the Merger”

“Parties Involved in the Merger”

“Important Information Regarding the Company —Directors and Executive Officers of the Company”

Item 4.  Terms of the Transaction.

(a)(1)	Not applicable.

(a)(2)

Material Terms—Mergers or Similar Transactions : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors —Merger Consideration”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Certain Material PRC Tax Consequences of the Merger for U.S. Holders”

“SPECIAL FACTORS—Certain Material U.S. Federal Income Tax Consequences of the Merger for U.S. Holders”

“Questions and Answers about the Merger and the Special Meeting”

“The Special Meeting—Vote Required”

“The Special Meeting—Stock Ownership and Interests of Certain Persons”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(c)

Different Terms : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

“Annex C—Voting Agreement”

“Annex D—Contribution Agreement”

(d)

Appraisal Rights : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the special meeting”

“Dissenter’s Rights”

(e)

Provisions for Unaffiliated Security Holders : The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Stockholders”

(f)	Eligibility of Listing or Trading: Not applicable.

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Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions :

In December 2011, Mr. Fu advanced $2,000,000 to the Company to facilitate the timely payment of certain of the Company’s expenses. The advance was non-interest bearing and was due on demand. In January 2012, Company re-paid the unused balance of $1,800,000. In March 2012, the Company re-paid Mr. Fu the remaining balance of $200,000.

For the six month periods ended June 30, 2012 and June 30, 2011, the Company rented office space in Beijing from Mr. Fu free of charge.

In September 2010, Mr. Fu, advanced $15,000,000 to the Company to assist it in the establishment of a wholly-owned subsidiary, Fushi JiangSu. The loan is non-interest bearing and was due on demand. Mr. Fu advanced the Company another $8,000,000 in October 2010 for the same reason. In October 2010, the Company repaid all of the borrowings from Mr. Fu in the amount of $23,000,000 in cash.

The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors —Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“ Important Information Regarding the Company—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

“Annex A—Agreement and Plan of Merger”

(b)

Significant Corporate Events : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(c)

Negotiations or Contacts : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors —Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(e)

Agreements Involving the Subject Company’s Securities : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

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“Annex C—Voting Agreement” “Annex D—Contribution Agreement”

Item 6.  Purpose of the Transaction and Plans or Proposals.

(b)

Use of Securities Acquired : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company after the Merger”

“Questions and Answers about the Merger and the Special Meeting”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(c)(1)–(8)

Plans : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Delisting and Deregistration of the Company’s Common Stock”

“Questions and Answers about the Merger and the Special Meeting”

“The Merger Agreement”

“Important Information Regarding the Company — Delisting and Deregistration of the Company’s Common Stock”

“Annex A—Agreement and Plan of Merger”

“Annex b—limited guarantee”

“Annex C—Voting Agreement”

“Annex D—Contribution Agreement”

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)

Purposes : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors —Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Questions and Answers about the Merger and the Special Meeting”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(b)

Alternatives : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

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“Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” “Special Factors—Position of the Buyer Group Regarding the Fairness of the Merger”

(c)

Reasons : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

(d)

Effects : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Position of the Buyer Group Regarding the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Certain Material PRC Tax Consequences of the Merger for U.S. Holders”

“Special Factors—Certain Material U.S. Federal Income Tax Consequences of the Merger for U.S. Holders”

“Special Factors—Delisting and Deregistration of the Company’s Common Stock”

“Questions and Answers about the Merger and the Special Meeting”

“The Merger Agreement”

“Dissenter’s Rights”

“Annex A—Agreement and Plan of Merger”

Item 8.  Fairness of the Transaction.

(a)–(b)

Fairness; Factors Considered in Determining Fairness : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors —Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Special Factors—Position of the Buyer Group Regarding the Fairness of the Merger”

“Annex G—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

The presentation dated June 26, 2012, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.

(c)	Approval of Security Holders : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference: “Summary Term Sheet”

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“Questions and Answers about the Merger and the Special Meeting”

“The Special Meeting—Record Date; Voting”

“The Special Meeting—Vote Required”

“The Merger Agreement—Conditions to the Merger”

“Annex A—Agreement and Plan of Merger”

(d)

Unaffiliated Representative : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors —Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Annex G—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

(e)

Approval of Directors : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors —Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

(f)

Other Offers : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)-(b)

Report, Opinion or Appraisal ; Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Annex G—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

The presentation dated June 26, 2012, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.

(c)	Availability of Documents : The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference: “Where You Can Find More Information”

Item 10.  Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

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“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

“Annex D—Contribution Agreement”

“ANNEX E—ABAX equity COMMITMENT LETTER”

“Annex F—Chairman equity Commitment letter”

(b)

Conditions : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

“Annex D—Contribution Agreement”

“ANNEX E—ABAX equity COMMITMENT LETTER”

“Annex f—chairman equity commitment letter”

(c)

Expenses : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement—Termination”

“THE MERGER AGREEMENT—Termination Fees”

“The Merger Agreement—Expenses”

“Annex A—Agreement and Plan of Merger”

(d)

Borrowed Funds : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

Item 11.  Interest in Securities of the Subject Company.

(a)

Securities Ownership : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Certain Persons in the Merger”

“Important Information Regarding the Company—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

(b)

Securities Transactions : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in Common Stock”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

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Item 12.  The Solicitation or Recommendation.

(d)

Intent to Tender or Vote in a Going-Private Transaction : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Voting Agreement”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Questions and Answers about the Merger and the Special Meeting”

“The Special Meeting—Record Date; Voting”

“The Merger Agreement”

“Important Information Regarding the Company —Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

“Annex A—Agreement and Plan of Merger”

“Annex C—Voting Agreement”

“Annex D—Contribution Agreement”

(e)

Recommendations of Others : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Special Factors—Position of the Buyer Group Regarding the Fairness of the Merger”

“Questions and Answers about the Meeting and Special Meeting”

“The Special Meeting— Recommendation Of The Special Committee”

“The Special Meeting—Recommendation of the Company’s Board of Directors”

“Annex G—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

Item 13.       Financial Information.

(a)

Financial Information : The audited consolidated financial statements of the Company for the year ended December 31, 2011 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. The unaudited consolidated financial statements of the Company for the fiscal quarter ended March 31, 2012 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012. The unaudited consolidated financial statements of the Company for the fiscal quarter ended June 30, 2012 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter end June 30, 2012.

The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Financial Statements and Supplementary Financial Information”

“Important Information Regarding the Company—Historical Selected Financial Data”

“Important Information Regarding the Company—Ratio of Earnings to Fixed Charges”

“Important Information Regarding the Company—Net Book Value Per Share”

“Where You Can Find More Information”

(b)	Pro Forma Information: Not applicable.

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Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“Questions and Answers about the Merger and the Special Meeting”

“The Special Meeting—Recommendation of the Special Committee”

“The Special Meeting—Recommendation of the Company’s Board of Directors”

“THE SPECIAL MEETING—Solicitation of Proxies”

“Important Information Regarding the Company—Use of Officers, Employees, and Corporate Assets in Connection with the Transaction”

(b)

Employees and Corporate Assets : The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“Questions and Answers about the Merger and the Special Meeting”

“The Special Meeting—Solicitation of Proxies”

“Important Information Regarding the Company—Directors and Executive Officers of the Company”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Use of Officers, Employees, and Corporate Assets in Connection with the Transaction”

Item 15.  Additional Information.

(b)

Executive Compensation . The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Compensation in Connection with the Merger”

(c)	Other Material Information : The information contained in the Definitive Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference.

Item 16.     Exhibits.

(a)(1)	Notice of Special Meeting of Stockholders of the Company, incorporated by reference to the Definitive Proxy Statement.

(a)(2)	Definitive Proxy Statement of Fushi Copperweld, Inc. filed with the Securities and Exchange Commission on October 19, 2012.

(a)(3)	Form of Proxy Card included WITH the Definitive Proxy Statement incorporated by reference to the Definitive Proxy Statement.

(b)(1)	Facility Agreement, dated as of June 27, 2012, by and between the Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D/A filed jointly by Li Fu, Wise Sun Investments Limited, Xin Lu, Yuyan Zhang, Abax Lotus Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., AGC Asia 6 Ltd., AGC China Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, and Xiang Dong Yang on June 29, 2012.

13

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated June 26, 2012, incorporated herein by reference to Annex G of the Definitive Proxy Statement.

(c)(2)	Presentation Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated June 26, 2012.†

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2012, by and among the Company, Green Dynasty Holdings Limited, Green Dynasty Limited and Green Dynasty Acquisition, Inc., incorporated herein by reference to Annex A of the Definitive Proxy Statement

(d)(2)	Limited Guarantee, dated as of June 28, 2012, by Mr. Li Fu, Abax Lotus Ltd. and AGC Asia Ltd. in favor of the Company, incorporated herein by reference to Annex B of the Definitive Proxy Statement.

(d)(3)	Voting Agreement, dated as of June 28, 2012, by and among the Company, Green Dynasty Limited and certain stockholders of the Company, incorporated herein by reference to Annex C of the Definitive Proxy Statement.

(d)(4)	Contribution Agreement, dated as of June 28, 2012, by and between the Company, Green Dynasty Holdings Limited, Green Dynasty Limited and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex D of the Definitive Proxy Statement.

(f)	None.

(g)	None.

† Previously filed

14

SIGNATURES

     After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 19, 2012

Fushi Copperweld, Inc.

By:	/s/ Li Fu
Name: Li Fu
Title: Co-Chief Executive Officer and Chairman of the Board

Green Dynasty Limited

By:	/s/ Li Fu
Name: Li Fu
Title: Director

Green Dynasty Acquisition, Inc.

By:	/s/ Li Fu
Name: Li Fu
Title: Director

Green Dynasty Holdings Limited

By:	/s/ Li Fu
Name: Li Fu
Title: Director

Li Fu

By:	/s/ Li Fu
Name: Li Fu

Wise Sun Investments Limited

By:	/s/ Li Fu
Name: Li Fu
Title: Director

Xin Liu

By:	/s/ Xin Liu
Name: Xin Liu

Yuyan Zhang

By:	/s/ Yuyan Zhang
Name: Yuyan Zhang

15

Abax Lotus Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Opportunities Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Upland Fund LLC By: Abax Claremont Ltd., in its capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Arhat Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Claremont Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC Asia 6 Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC China Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Capital

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

Abax Global Capital (Hong Kong) Limited

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

16

Xiang Dong Yang

By:	/s/ Xiang Dong Yang
Name:Xiang Dong Yang

17

EXHIBIT INDEX

(a)(1)	Notice of Special Meeting of Stockholders of the Company, incorporated by reference to the Definitive Proxy Statement.

(a)(2)	Definitive Proxy Statement of Fushi Copperweld, Inc. filed with the Securities and Exchange Commission on October 19, 2012.

(a)(3)	Form of Proxy Card included WITH the Definitive Proxy Statement incorporated by reference to the Definitive Proxy Statement.

(b)(1)	Facility Agreement, dated as of June 27, 2012, by and between the Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D/A filed jointly by Li Fu, Wise Sun Investments Limited, Xin Lu, Yuyan Zhang, Abax Lotus Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., AGC Asia 6 Ltd., AGC China Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, and Xiang Dong Yang on June 29, 2012.

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated June 26, 2012, incorporated herein by reference to Annex G of the Definitive Proxy Statement.

(c)(2)	Presentation Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated June 26, 2012.†

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2012, by and among the Company, Green Dynasty Holdings Limited, Green Dynasty Limited and Green Dynasty Acquisition, Inc., incorporated herein by reference to Annex A of the Definitive Proxy Statement

(d)(2)	Limited Guarantee, dated as of June 28, 2012, by Mr. Li Fu, Abax Lotus Ltd. and AGC Asia Ltd. in favor of the Company, incorporated herein by reference to Annex B of the Definitive Proxy Statement.

(d)(3)	Voting Agreement, dated as of June 28, 2012, by and among the Company, Green Dynasty Limited and certain stockholders of the Company, incorporated herein by reference to Annex C of the Definitive Proxy Statement.

(d)(4)	Contribution Agreement, dated as of June 28, 2012, by and between the Company, Green Dynasty Holdings Limited, Green Dynasty Limited and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex D of the Definitive Proxy Statement.

(f)	None.

(g)	None.

† Previously filed

18